Exhibit 99.1

ROGERS COMMUNICATIONS INC.

NOTICE OF SPECIAL GENERAL MEETING
OF SHAREHOLDERS

To our Shareholders:

A special general meeting of shareholders of Rogers Communications Inc. (the Corporation) will be held:

Date:	December 15, 2006
Time:	1:00 p.m. (local time in Toronto)
Place:	Velma Rogers Graham Theatre
333 Bloor Street East
Toronto, Ontario, Canada

The business of the meeting relates primarily to the recently announced intention of the Corporation to effect a two for one stock split of each of the issued Class A Voting Shares (the Class A Shares) and Class B Non-Voting Shares (the Class B Non-Voting Shares) of the Corporation.

The business of the meeting is:

(1) to consider and, if thought advisable, to pass a resolution in the form set out in Exhibit A to the Information Circular (the Information Circular) accompanying this Notice of Special General Meeting, the text of which proposed resolution is incorporated herein by reference, to: (i) subdivide each issued Class A Share into two issued Class A Shares; (ii) subdivide each issued Class B Non-Voting Share into two issued Class B Non-Voting Shares; and (iii) increase the maximum number of Class A Shares that the Corporation is authorized to issue by 56,233,894, in order to accommodate the above-referenced subdivision of Class A Shares; and

(2)  to consider and, if thought advisable, to pass a resolution in the form set out in Exhibit B to the Information Circular, the text of which proposed resolution is incorporated herein by reference, to change all of the authorized and issued Class B Non-Voting Shares from shares with par value to shares without par value.

You are entitled to notice of and to attend and vote at the meeting if you were a registered holder of Class A Shares at the close of business in Toronto, Ontario, Canada on November 8, 2006 (subject to the voting restrictions described in the Information Circular). If you were the registered holder of Class B Non-Voting Shares at that time, you are entitled to notice of and to attend the meeting, but not to vote at the meeting.

On peut obtenir le texte français de cette circulaire d’information en communiquant avec Mr. Bruce Mann, au siège social de la Compagnie situé au 333 Bloor Street East, Toronto, Ontario M4W 1G9, ou en téléphonant au 416.935.3532. Le texte français sera disponible à l’assembleé.

November 9, 2006	By order of the Board
Toronto, Ontario, Canada	David P. Miller, Secretary

ROGERS COMMUNICATIONS INC.

INFORMATION CIRCULAR
Information is as of November 9, 2006 unless
otherwise stated.

The management of Rogers Communications Inc. is soliciting your proxy for use at the special general meeting to be held on December 15, 2006 (the meeting). We will pay the cost of proxy solicitation. The solicitation will be mainly by mail. However, we may solicit proxies by telephone, in writing or in person by our directors, officers or designated agents, at nominal cost. We, us, our/ours, RCI and the Corporation refers to Rogers Communications Inc. and you and yours refers to a shareholder of Rogers Communications Inc.

PART 1 VOTING INFORMATION

REGISTERED SHAREHOLDERS

 You are a registered shareholder if a share certificate has been issued in your name and you are shown in our records of shareholders.

Who Can Vote?

If you were a registered holder of Class A Voting Shares (the Class A Shares) at the close of business in Toronto, Ontario, Canada on November 8, 2006 (the record date) you will be entitled to attend and vote those Class A Shares at the meeting or any adjournments or postponements of the meeting. If you were a registered holder of Class B Non-Voting Shares (the Class B Non-Voting Shares) on the record date, you will be entitled to attend the meeting or any adjournments or postponements of the meeting but will not be entitled to vote on any business. Voting is subject to certain restrictions described below.

Voting By Proxy

If you are entitled to vote Class A Shares in person, you may appoint someone else to attend the meeting and cast your votes (a proxyholder).

Appointing a Proxyholder

If it is not convenient for you to attend the meeting, you may vote on the matters to be considered at the meeting in one of two ways:

•	You may authorize the management representatives named on the enclosed proxy card to vote your Class A Shares. If you choose this option, there are four ways you can give your voting instructions:

-
Mail. Complete the enclosed proxy card by indicating how you want your shares voted. Sign, date and return the proxy card in the envelope provided. The address for receiving proxies is Secretary of the Corporation c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 Canada.

-
Telephone (Canada and the United States only). Call the toll free number on the enclosed proxy card using a touchtone telephone and follow the voice instructions. Please have your Control Number, Holder Account Number and Access Number ready to give your voting instructions on the telephone. These numbers are located on the front of the enclosed proxy card. If your proxy card does not contain a Control Number, Holder Account Number and Access Number, you will not be able to vote by telephone.

-
Internet. Follow the instructions on the enclosed proxy card in order to give your voting instructions through the Internet. Please have your proxy card with you when you are ready to proceed, as it contains the information you will need to give your voting instructions through the Internet.

or

•
You may appoint another person to attend the meeting on your behalf and vote your Class A Shares. If you choose this option, you can appoint your proxyholder by mail or through the Internet. If you mail the proxy card, you must print that person’s name in the blank space provided on the back of the enclosed proxy card and you may indicate how you want your shares voted. Sign, date and return the proxy card in the envelope provided as described above. You may also appoint a second person to be your alternate proxyholder. Neither your proxyholder nor alternate proxyholder must be another shareholder. The person you appoint must attend the meeting and vote on your behalf in order for your votes to be counted. Proxyholders should register with representatives of Computershare when they arrive at the meeting.

Please remember that your proxy or voting instructions must be received by no later than 4:30 p.m. (local time in Vancouver) (7:30 p.m. local time in Toronto) on December 14, 2006.

Your Voting Choices

You may instruct the proxyholder how you want to vote by marking the appropriate box or boxes on the proxy card. The proxyholder must vote (or withhold from voting) your Class A Shares as you instruct, on any vote on a poll, and, if you specify a choice with respect to any matter to be acted upon, your Class A Shares will be voted accordingly. If you do not mark a box, your proxyholder may decide how to vote your Class A Shares.

If the management representatives named in the proxy card are your proxyholders, they will vote your Class A Shares as follows, unless you have marked the boxes with different choices:

•
FOR the resolution in the form set out in Exhibit A to this Information Circular to: (i) subdivide each issued Class A Share into two issued Class A Shares; (ii) subdivide each issued Class B Non-Voting Share into two issued Class B Non-Voting Shares; and (iii) increase the maximum number of Class A Shares that the Corporation is authorized to issue by 56,233,894, in order to accommodate the above-referenced subdivision of Class A Shares

•
FOR the resolution in the form set out in Exhibit B to this Information Circular to change all of the authorized and issued Class B Non-Voting Shares from shares with par value to shares without par value

Amendments or New Business

On any amendments or variations proposed or any new business properly before the meeting, your proxyholder may decide how to vote your Class A Shares. Management is not aware of any amendments, variations or other business.

Changing Your Mind

You may revoke your proxy card by:

•
a completed and signed proxy card with a later date delivered to either our registered office at 2100 - 1075 West Georgia Street, Vancouver, British Columbia, Canada V6E 3G2 or to the place identified above under “Appointing a Proxyholder” by 4:30 p.m. (local time in Vancouver) (7:30 p.m. local time in Toronto) on December 14, 2006 or to the chairman or scrutineer at the meeting before any vote (for which the proxy is to be used) is taken;

•
a written revocation, delivered to either our registered office at 2100 - 1075 West Georgia Street, Vancouver, British Columbia, Canada V6E 3G2 or to the place identified above under “Appointing a Proxyholder” by 4:30 p.m. (local time in Vancouver) (7:30 p.m. local time in Toronto) on December 14, 2006 or to the chairman or scrutineer at the meeting before any vote (for which the proxy is to be used) is taken;

•	attending the meeting in person and participating in a vote; or

•	any other way the law allows.

BENEFICIAL OWNERS (NON-REGISTERED HOLDERS)

Only registered shareholders or their proxyholders may vote at the meeting. In many cases, the Class A Shares are registered in the name of your representative, such as a broker, bank, trust company or trustee, rather than in your name.

How Does a Non-Registered Holder Give Voting Instructions?

Your representative may have sent to you the meeting materials, including a voting instruction form or a blank proxy card signed by the representative. You may provide your voting instructions by filling in the appropriate information. Please follow your representative’s instructions for signing and returning the applicable materials. Sometimes you may be allowed to give your instructions by Internet or telephone.

How Does a Non-Registered Holder Vote in Person at the Meeting?

You can request your representative to appoint you as its proxyholder. Insert your own name as proxyholder on the voting instruction form or proxy card you received from your representative and then follow your representative’s instructions.

Changing Your Mind as Non-Registered Holder

As a non-registered shareholder, you may change your voting instructions or decide to vote in person by giving written notice to your representative. However, a representative may not be able to act unless it receives written notice from you in time (7 days or more before the meeting).

HOW VOTES ARE COUNTED

Class A Shares

Each Class A Share is entitled to 50 votes on a poll.

RESTRICTIONS ON THE TRANSFER, VOTING, OWNERSHIP AND ISSUE OF SHARES

We have ownership interests in several Canadian entities licenced or authorized to operate under applicable communications laws (the Laws) including the:

•	Broadcasting Act (Canada)

•	Telecommunications Act (Canada)

•	Radiocommunication Act (Canada)

The Laws have foreign ownership limits (the Limits) for various classes of licensed or authorized entities. You can obtain a copy of the Limits from our Secretary.

The Laws also impose a number of restrictions on changes in effective control of licencees or authorized entities, and the transfer of licences held by them. Our Articles therefore impose restrictions on the issue and transfer of our shares and the exercise of voting rights to ensure that we and any Canadian corporation in which we have any interest are:

•	qualified to hold or obtain any cable television, broadcasting or telecommunications licence or authorized to operate a similar entity under the Laws; and

•	not in breach of the Laws or any licences issued to us or to any of our Canadian subsidiaries, associates or affiliates under the Laws.

If our Board of Directors (the Board) considers that our or our subsidiaries’ ability to hold and obtain licences, or to remain in compliance with the Laws, may be in jeopardy, the Board may invoke the restrictions in our Articles on transfer, voting and issue of our shares.

OUTSTANDING SHARES AND MAIN SHAREHOLDERS

On November 9, 2006, 56,233,894 Class A Shares were outstanding. Edward S. Rogers, O.C., our President and Chief Executive Officer (Edward S. Rogers) beneficially owned or controlled 51,116,099 Class A Shares, being about 90.9% of our outstanding Class A Shares (of which 46,213,699 Class A Shares were held by E.S.R.I.L. Inc.). Edward S. Rogers has advised the Corporation that all of such Class A Shares will be voted in favour of the resolutions set out as Exhibits A and B to this Information Circular. The Corporation therefore anticipates that these resolutions will be approved.

RESTRICTED SHARE DISCLOSURE

Holders of Class B Non-Voting Shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or the Corporation’s constating documents that an offer be made for the outstanding Class B Non-Voting Shares and there is no other protection available to holders of Class B Non-Voting Shares under the Corporation’s constating documents. If an offer is made to purchase both Class A Shares and Class B Non-Voting Shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

Further information as to our capital structure is contained in the consolidated financial statements for the year ended December 31, 2005, Note 13.

PART 2 BUSINESS OF THE MEETING

SUBDIVISION OF ISSUED CLASS A SHARES AND ISSUED CLASS B NON-VOTING SHARES AND
INCREASE IN NUMBER OF AUTHORIZED CLASS A SHARES

At the meeting holders of Class A Shares will be asked to consider and, if thought advisable, to pass a resolution, the form of which is set out as Exhibit A to this Information Circular, to subdivide each issued Class A Share into two issued Class A Shares and each issued Class B Non-Voting Share into two issued Class B Non-Voting Shares and to increase the maximum number of Class A Shares that the Corporation is authorized to issue by 56,233,894, in order to accommodate the above-referenced subdivision of Class A Shares.

The proposed change will double the number of Class A Shares and Class B Non-Voting Shares that are outstanding and will initially reduce the price per share at which Class A Shares and Class B Non-Voting Shares trade by approximately one-half. Management and the Board believe that the proposed share subdivision is in the best interests of the Corporation and its shareholders. The increased number of shares and the reduced trading price per share should increase the liquidity of the Class A Shares and the Class B Non-Voting Shares by facilitating more active trading in the shares of the Corporation. The subdivision of the Class A Shares and the Class B Non-Voting Shares will not change a shareholder’s proportionate ownership in the Corporation. Class A Shares and Class B Non-Voting Shares are being subdivided on the same basis.

The Class A Shares are listed on the Toronto Stock Exchange (the TSX) and the Class B Non-Voting Shares are listed on the TSX and the New York Stock Exchange (the NYSE). The Corporation has applied to have the Class A Shares and the Class B Non-Voting Shares resulting from the subdivision listed on the TSX and will apply to have the Class B Non-Voting Shares resulting from the subdivision listed on the NYSE. The Corporation has received conditional approval from the TSX for the listing of the additional Class A Shares and the additional Class B Non-Voting Shares, subject to the Corporation delivering certain documents.

Shareholders of record at the close of business on December 29, 2006 (or such other date as may be approved by the Board and publicly announced by the Corporation) (the Subdivision Effective Date) will be entitled to receive the Class A Shares and the Class B Non-Voting Shares resulting from the subdivision. Pursuant to the rules of the TSX, it is expected that the Class A Shares and the Class B Non-Voting Shares will begin trading on the TSX on a subdivided basis on or about December 27, 2006 (two trading days before the Subdivision Effective Date).

Pursuant to the rules of the NYSE, it is expected that two separate markets for trading the Class B Non-Voting Shares on the NYSE will exist between the date the Class B Non-Voting Shares begin trading on the TSX on a subdivided basis and the date the additional certificates for the Class B Non-Voting Shares are mailed (it is expected the additional certificates will be mailed on January 5, 2007). Until January 8, 2007, the Class B Non-Voting Shares will trade the “regular way” (with “due bills”) under our normal “RG” symbol, at the higher, pre-subdivision price. If you are a holder of record on the Subdivision Effective Date, you may sell your existing shares in the “regular way” market, and the buyer will receive the right to those existing shares and any shares resulting from the subdivision of those shares. The settlement of the trade on the NYSE will include an attached “due bill,” by which the seller assigns to the buyer the right to receive the shares resulting from the subdivision.

To limit the potential confusion resulting from the Class B Non-Voting Shares trading on a post-subdivided basis on the TSX and a pre-subdivision basis on the “regular way” NYSE market during the period from approximately December 27, 2006 to January 5, 2007, we have requested that the NYSE open a separate “when issued” market for that same period during which the Class B Non-Voting Shares will trade under the symbol “RG wi” at the lower, post-subdivided price. You should contact your broker if you are interested in “when issued” trading. The Corporation has no involvement in “when issued” trading.

Certificates for the additional Class A Shares and Class B Non-Voting Shares resulting from the subdivision will be mailed to registered shareholders after the Subdivision Effective Date. Shareholders should retain their existing share certificates and not send them to the Corporation or its share transfer agents.

The subdivision of the Class A Shares and the Class B Non-Voting Shares will not proceed if the increase in the maximum number of authorized Class A Shares and the change of the Class B Non-Voting Shares from shares with par value to shares without par value (see “Change of Class B Non-Voting Shares from Par Value to Without Par Value” below) do not occur.

To be effective, the resolution approving the subdivision must be approved by a majority of the votes cast by the holders of Class A Shares who vote in respect of the resolution, in person or represented at the meeting by proxy, in accordance with the provisions of the Business Corporations Act (British Columbia) (the BCA).

The Corporation has issued nearly all of the Class A Shares it is authorized to issue under its Notice of Articles. In order to subdivide each of the issued Class A Shares into two issued Class A Shares as described above, it is necessary to increase the number of Class A Shares by 56,233,894, the number of Class A Shares required to effect the above-referenced subdivision of Class A Shares.

The proposed increase to the maximum number of authorized Class A Shares may only be effected through an alteration to the Notice of Articles of the Corporation. That alteration to the Notice of Articles must be approved by a resolution passed by a majority of the votes cast by the holders of Class A Shares who vote in respect of the resolution, in person or represented at the meeting by proxy, in accordance with the provisions of the BCA.

The Board recommends that the holders of Class A Shares vote FOR the resolution set out in Exhibit A.

On any poll that may be called to approve the resolution set out in Exhibit A to subdivide the issued Class A Shares and the issued Class B Non-Voting Shares and increase the maximum number of Class A Shares that the Corporation is authorized to issue, the management representatives named in the enclosed form of proxy intend to vote the Class A Shares represented by such proxy in favour of such resolution, unless the shareholder who has given such proxy has directed that the Class A Shares be voted against such resolution.

Income Tax Consequences of the Subdivision of Class A and Class B Non-Voting Shares

The following discussion is limited to Canadian and U.S. federal income tax considerations and should not be considered to be legal or tax advice to any particular holder of shares of the Corporation. Holders of shares are advised to consult with their own tax advisers.

Certain Canadian Federal Income Tax Considerations

The following summary applies to shareholders who for Canadian income tax purposes hold their shares as capital property.

The Corporation has determined that the subdivision of the issued Class A Shares and the issued Class B Non-Voting Shares will not result in a gain or loss to shareholders for Canadian federal income tax purposes. For Canadian federal income tax purposes, no disposition or acquisition will be considered to have occurred, and the adjusted cost base to a holder of a divided share immediately after the subdivision will be one-half of the adjusted cost base of the respective undivided share immediately before the subdivision. Subdivided shares will be considered as having been acquired at the time that the respective undivided shares were acquired.

Certain United States Federal Income Tax Considerations

The following summary applies to shareholders who for U.S. federal income tax purposes hold their shares as capital assets.

The Corporation has determined that the subdivision of the issued Class A Shares and the issued Class B Non-Voting Shares will not result in recognition of gain or loss to shareholders for U.S. federal income tax purposes. The tax basis of a share immediately after the subdivision will be one-half the tax basis of the respective undivided share immediately before the subdivision. The holding period of divided shares will include the holding period of the respective undivided shares.

IRS Circular 230 disclosure: To ensure compliance with requirements imposed by the IRS, we inform you that: (i) any U.S. federal tax advice contained in this document (including any attachment) is not intended or written by us to be used, and cannot be used, by any taxpayer for the purpose of avoiding tax penalties under the Internal Revenue Code; (ii) such advice was written in connection with the promotion or marketing of the matters addressed herein; and (iii) taxpayers should seek advice based on their particular circumstances from an independent tax advisor.

CHANGE OF CLASS B NON-VOTING SHARES FROM PAR VALUE TO
WITHOUT PAR VALUE

At the meeting shareholders will be asked to consider and, if thought advisable, to pass a resolution, the form of which is set out as Exhibit B to this Information Circular, to change all of the authorized and issued Class B Non-Voting Shares from shares with par value to shares without par value.

The Class B Non-Voting Shares have a par value of $1.62478 Canadian dollars per share.

The Class B Non-Voting Shares were constituted as par value shares originally with the purpose of assisting the Corporation to meet the requirements at that time relating to eligibility of the Corporation to hold broadcasting licenses. In 1996, the regulatory requirements regarding broadcasting licenses changed with the consequence that maintaining the Class B Non-Voting Shares as par value shares has ceased to serve any purpose of benefit to the Corporation or its shareholders.

After the change of the par value to without par value, the amount of the capital relating to the par value remains as part of the capital in respect of the Class B Non-Voting Shares. There are no negative tax consequences to shareholders in connection with changing the par value (see “Income Tax Consequences of Change of Class B Non-Voting Shares from Par Value to without Par Value” below).

Management and the Board believe that the change of the Class B Non-Voting Shares from shares with par value to shares without par value may benefit shareholders. Upon the issuance of shares with par value, the BCA provides that a corporation must add to the capital of the corporation for that class of shares an amount equal to the aggregate of the par values of the shares issued. As a result, in the case of the Class B Non-Voting Shares, any stock dividend comprised by the issue of Class B Non-Voting Shares would be a taxable dividend to the recipient shareholders for Canadian federal income tax purposes in the amount of $1.62478 Canadian dollars per share. The change to without par value Class B Non-Voting Shares will eliminate this taxable dividend treatment. The change would also allow the Corporation in the future to increase the capital in respect of its Class B Non-Voting Shares which could, in certain circumstances, allow a tax free return of capital to shareholders for Canadian federal income tax purposes.

The change from par value to without par value is effected by an alteration to the Notice of Articles, which must be approved by a resolution passed by a majority of the votes cast by the holders of Class A Shares who vote in respect of the resolution, in person or represented at the meeting by proxy, in accordance with the provisions of the BCA.

The Board recommends that the holders of Class A Shares vote FOR the resolution set out in Exhibit B.

On any poll that may be called to approve the resolution set out in Exhibit B to change all the authorized and issued Class B Non-Voting Shares from shares with par value to shares without par value, the management representatives named in the enclosed form of proxy intend to vote the Class A Shares represented by such proxy in favour of such resolution, unless the shareholder who has given such proxy has directed that the Class A Shares be voted against such resolution.

Income Tax Consequences of Change of Class B Non-Voting Shares from Par Value to Without Par Value

The following discussion is limited to Canadian and U.S. federal income tax considerations and should not be considered to be legal or tax advice to any particular holder of shares of the Corporation. Holders of shares are advised to consult with their own tax advisers.

Certain Canadian Federal Income Tax Considerations

For Canadian federal income tax purposes, the change of the Class B Non-Voting Shares from shares with par value to shares without par value will not result in a disposition of the Class B Non-Voting Shares by a holder, and a holder will not be considered to have received a dividend on the change.

Certain United States Federal Income Tax Considerations

The following summary applies to shareholders who for U.S. federal income tax purposes hold their shares as capital assets.

The Corporation has determined that the change of the Class B Non-Voting Shares from shares with par value to shares without par value will not result in recognition of gain or loss to shareholders for U.S. federal income tax purposes. The tax basis of a share immediately after the change will be the same as the tax basis of the share immediately before the change. The holding period of a share after the removal of par value will include the holding period of the share prior to the removal.

IRS Circular 230 disclosure: To ensure compliance with requirements imposed by the IRS, we inform you that: (i) any U.S. federal tax advice contained in this document (including any attachment) is not intended or written by us to be used, and cannot be used, by any taxpayer for the purpose of avoiding tax penalties under the Internal Revenue Code; (ii) such advice was written in connection with the promotion or marketing of the matters addressed herein; and (iii) taxpayers should seek advice based on their particular circumstances from an independent tax advisor.

PART 3 DOCUMENTS INCORPORATED BY REFERENCE

The Corporation’s information circular (the Annual Meeting Circular) dated March 21, 2006 in respect of its annual general meeting of shareholders held on April 25, 2006 filed with the various securities commissions or similar authorities in all of the provinces of Canada is specifically incorporated by reference into and forms an integral part of this Information Circular.

Copies of the Annual Meeting Circular may be obtained upon request without charge from the Corporation at 333 Bloor Street East, Toronto, Ontario M4W 1G9, telephone 416.935.3532. Copies may also be obtained on the SEDAR website at www.sedar.com.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for the purposes of this Information Circular, to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

The making of a modifying or superseding statement will not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

PART 4 OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The following table shows the aggregate indebtedness of directors, executive officers and employees (current and former) to the Corporation and its subsidiaries outstanding at October 31, 2006.

Aggregate Indebtedness
Purpose	To the Corporation or its subsidiaries	To another Entity
Share Purchases	Nil	Nil
Other	$3,695,948	Nil

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

We are not aware that any shareholder holding more than 10% of the voting rights attached to the Class A Shares, any director or officer of us or any of our subsidiaries, or any associate or affiliate of those persons has any material interest in any transaction that has materially affected or would materially affect us or any of our subsidiaries since January 1, 2005.

ADDITIONAL DOCUMENTATION

Please see our financial statements and Management’s Discussion and Analysis for 2005 for financial information. Additional information is available on SEDAR at www.sedar.com and www.sec.gov (in the SEC’s EDGAR filings section). You can obtain a copy of our most recent financial statements, Management’s Discussion and Analysis and Annual Information Form, without charge, upon request from the Investor Relations Department at the following address:

Mr. Bruce Mann
Rogers Communications Inc.
333 Bloor Street East
Toronto, Ontario
M4W 1G9
(Telephone 416.935.3532)

The Board has approved the contents and the sending of this Information Circular.

David P. Miller
Secretary
November 9, 2006
Toronto, Ontario, Canada

EXHIBIT A

RESOLUTION TO SUBDIVIDE ISSUED CLASS A SHARES AND ISSUED CLASS B NON-VOTING SHARES
AND TO INCREASE THE MAXIMUM NUMBER OF CLASS A SHARES THAT THE
CORPORATION IS AUTHORIZED TO ISSUE

RESOLVED that:

1.
The issued and fully paid Class A Voting Shares of the Corporation (Class A Shares) be subdivided on the basis of 2 shares for 1, effective at the close of business in Toronto, Ontario, Canada on December 29, 2006 (or such other date as may be approved by the Board and publicly announced by the Corporation), provided the maximum number of Class A Shares that the Corporation is authorized to issue has been increased as described in paragraph 3 below and all of the authorized and issued Class B Non-Voting Shares of the Corporation (Class B Non-Voting Shares ) have been changed from shares with par value to shares without par value.

2.
The issued and fully paid Class B Non-Voting Shares be subdivided on the basis of 2 shares for 1, effective at the close of business in Toronto, Ontario, Canada on December 29, 2006 (or such other date as may be approved by the Board and publicly announced by the Corporation), provided all of the authorized and issued Class B Non-Voting Shares have been changed from shares with par value to shares without par value.

3.
The maximum number of Class A Shares that the Corporation is authorized to issue be increased by 56,233,894 Class A Shares in order to provide for a sufficient number of authorized Class A Shares to accommodate the subdivision described in paragraph 1 above, and the Notice of Articles be altered accordingly.

4.
Any two directors or officers of the Corporation be authorized for and on behalf of and in the name of the Corporation to do all such acts and things and to execute and deliver, whether under the corporate seal of the Corporation or otherwise, all such documents, instruments and writings as in those persons’ discretion are necessary or desirable to give effect to this resolution and any lawyer for the Corporation be authorized to sign and file a Notice of Alteration of Notice of Articles pursuant to the Business Corporations Act (British Columbia).

5.	The Board of Directors of the Corporation may, in its discretion, without further approval by the shareholders, revoke any part of this resolution before it is acted upon.

A-1

EXHIBIT B

RESOLUTION TO CHANGE THE CLASS B NON-VOTING SHARES FROM SHARES WITH PAR VALUE TO SHARES WITHOUT
PAR VALUE

RESOLVED that:

1.
All of the authorized and issued and fully paid Class B Non-Voting Shares of the Corporation with a par value of $1.62478 Canadian dollars each be changed into shares without par value and the Notice of Articles be altered accordingly.

2.
Any two directors or officers of the Corporation be authorized for and on behalf of and in the name of the Corporation to do all such acts and things and to execute and deliver, whether under the corporate seal of the Corporation or otherwise, all such documents, instruments and writings as in those persons’ discretion are necessary or desirable to give effect to this resolution and any lawyer for the Corporation be authorized to sign and file a Notice of Alteration of Notice of Articles pursuant to the Business Corporations Act (British Columbia).

3.	The Board of Directors of the Corporation may, in its discretion, without further approval by the shareholders, revoke any part of this resolution before it is acted upon.

B-1